03 MAR 12 AM 7:21

Exemption number 82-4644

Wednesday, March 5, 2003

03007497

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

Dear Mr. Dudek:

Herewith a Parkland Industries Ltd. press release (Wednesday, March 5, 2003, PARKLAND REPORTS STRONG QUARTER AND SIX MONTH RESULTS), to be filed as required by Rule 12g3-2(b).

Cordial regards,

Brenda Orser

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Brenda Orser
Account Manager

Encl.

dlw 3/19

PARKLAND INCOME FUND

FOR IMMEDIATE RELEASE: Wednesday, March 5, 2003

PARKLAND REPORTS STRONG QUARTER AND SIX MONTH RESULTS

Red Deer, March 5, 2003-- Parkland Income Fund today announced its business highlights and financial results for the period ended December 31, 2002 showing strong quarterly and six month earnings.

Unaudited	Three Months ended December 31			Six months ended December 31		
	2002	2001	2000	**2002**	2001	2000
Sales Volumes, Refined Products (Millions of litres)	**216**	213	214	**475**	453	472
Revenue (Millions)	**$119.2**	$ 99.6	$ 119.3	**$ 260.2**	$ 231.1	$ 253.8
EBITDA (000'S)*	**$5,318**	$5,729	$ 3,270	**$14,772**	$16,580	$ 8,980
Per Unit - Basic	**$ 0.44**	$ 0.52	$ 0.30	**$ 1.22**	$ 1.52	$ 0.83
Per Unit - Diluted	**$ 0.44**	$ 0.50	$ 0.29	**$ 1.22**	$ 1.45	$ 0.80
Net Earnings (000'S)	**$1,938**	$2,182	$ 667	**$ 9,413**	$ 7,210	$ 2,837
Per Unit - Basic	**$ 0.16**	$ 0.20	$ 0.06	**$ 0.78**	$ 0.66	$ 0.26
Per Unit - Diluted	**$ 0.16**	$ 0.18	$ 0.06	**$ 0.78**	$ 0.64	$ 0.25

* EBITDA is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means Earnings before Interest Expense, Income Taxes, Depreciation and Amortization.

Parkland completed its first six months of operations as an income fund with very positive results. As anticipated, EBITDA was slightly lower than the prior year's record levels but met expectations and strongly exceeded all other prior periods.

Consistent distributions have been paid monthly since August 15, 2002 at the rate of $0.14 per unit per month ($1.68 annualized). For a full year, these distributions total $20.4 million based on 12,126,713 units outstanding at December 31, 2002.

To be consistent with other income funds, the fiscal year end of the Fund was changed to December 31 instead of June 30 as previously reported by Parkland Industries Ltd. These financial results follow the continuity of interest basis of accounting as if Parkland had always been an income fund. Accordingly, numbers that were previously reported on a per share basis are restated to account for the 2 for 1 exchange in the conversion process.

Three Months Ended December 31, 2002

Fuel volumes were slightly higher in the period compared to 2001. Revenues increased to $119 million reflecting higher retail and wholesale prices driven by higher crude oil costs which increased approximately $0.07 per litre.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were slightly lower than the prior year. Fuel gross margins were similar to the prior year and merchandise gross margins increased by $365,000. Additional expenses were incurred in the three months ended December 31, 2002 associated with new, enhanced and remediated fuel sites and higher operating costs associated with new convenience store openings in the fourth quarter.

Suite 236 Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 357-6405 Fax: (403) 346-3015

Six Months Ended December 31, 2002

Total fuel volumes were up 5% over the prior year. EBITDA was $14.8 million in the six months ended December 31, 2002 compared to $16.6 million in the same period the prior year. Average fuel gross margins were slightly lower as a result of higher crude prices which were partially offset by increased merchandise gross margins of $3.0 million versus $2.1 million the prior year. Operating expenses were $1.0 million higher in the six months than the prior year due to new fuel site and convenience store openings, discretionary station maintenance, accelerated site remediation costs and slightly higher incentive compensation.

We continue to be encouraged by the ongoing progress by the Blood Tribe in meeting the conditions precedent to finalize the purchase of the Bowden refinery from the Fund. Completion of the sale of the refinery is not required to deliver targeted distributions but would provide an attractive upside to unitholders.

Overall, the Fund's financial performance through the winter months has been consistent with management's expectations. Traditionally lower demand is contributing to a normal seasonal decline in volume. To date, retail prices have tracked rising crude oil prices throughout most of our marketing region to maintain expected margins and profitability in the first quarter 2003. Currently, our first quarter performance together with cash balances carried forward from 2002 is forecast to be sufficient to meet first quarter distributions.

Parkland Income Fund has established a Distribution Reinvestment Plan administered by Computershare Trust Company. Details are available from the Fund or Computershare Trust Company.

For further information, the Fund will publish its Annual Report, Information Circular and Management Discussion and Analysis in early April, 2003. Additional corporate information can be found on the website at www.parkland.ca.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive all cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund is listed on the Toronto Stock Exchange (PKI.UN).

This news release contains forward-looking statements concerning the anticipated performance of the Fund. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and the Fund undertakes no obligation to update forward-looking statements if conditions or opinions should change.

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For further information:

Red Deer:	Andrew B. Wiswell, President and C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance / CFO	(403) 357-6400
Calgary:	Cathy Hume, Investor Relations	(403) 541-1225

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@pkif.com)